EXHIBIT 99.1

Cespira Signs Agreement to Supply Components for a Customer Truck Trial

Agreement with Leading OEM to Trial HPDI Key Components on Customer Trucks Marks an Important Step Forward to Potential Full Commercialization with a Second OEM

VANCOUVER, British Columbia, Oct. 14, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), a supplier of alternative fuel systems and components for the global transportation industry, announced today that Cespira, Westport’s joint venture with the Volvo Group, has signed an agreement with and received full payment from a leading OEM for Cespira’s HPDITM components to be utilized in a customer truck trial.

Cespira will deliver several hundred sets of a key component in support of the trial. The truck trial is designed to assess the market interest and viability of the direct injection system in certain heavy-duty trucking markets and is expected to form the basis upon which the OEM will determine whether to make a further investment to commercialize this system. It is also important to note that some of the other system components not supplied by Cespira and used during the trial have not been validated by Cespira. Further information regarding the trial is not disclosed for commercially sensitive reasons.

About Westport Fuel Systems
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the joint venture (“JV”) between Westport and the Volvo Group, the JV’s delivery of several hundred sets of a key component for the customer truck trial, the trial’s objective to assess market interest and viability of the direct injection system in the heavy-duty trucking sector, and the potential for further investment to commercialize the system, the performance and competitiveness of Westport’s products and Westport’s ability to help our partners achieve sustainability goals. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, those related to the delivery and performance of the JV system during the trial, the market’s response to the system, the unvalidated nature of certain other system components not supplied by the JV, potential regulatory hurdles, customer demand, and other factors that could impact the heavy-duty truck sector or the JV’s operations, including the general economy, governmental policies and regulation, technology innovations, new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

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